Exhibit 1.3

AMENDMENT NO. 1 TO

AGREEMENT TERMINATING RESEARCH, DEVELOPMENT
AND MARKETING AGREEMENT

This AMENDMENT NO. 1 (“Amendment No. 1”) to the AGREEMENT TERMINATING RESEARCH, DEVELOPMENT AND MARKETING AGREEMENT (“Termination Agreement”), is entered into as of November 1, 2010, between BioMimetic Therapeutics, Inc., a Delaware corporation (formerly known as BioMimetic Pharmaceuticals, Inc.) (“BMTI”), and Luitpold Pharmaceuticals, Inc., a New York corporation (“Luitpold”).

WHEREAS, BMTI and Luitpold are parties to that certain Research, Development and Marketing Agreement dated as of December 9, 2003;

WHEREAS, BMTI and Luitpold have entered into that certain Termination Agreement dated as of January 4, 2008, amending the Research, Development and Marketing Agreement; and

WHEREAS, the Parties wish to amend the Termination Agreement as herein provided.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Amendment No. 1, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties do hereby agree as follows (initially capitalized terms used but not defined herein have the meanings given them in the Purchase Agreement):

1.                  EU Approval. Section 2 of the Termination Agreement amending Section 4.b of the R&D Agreement is hereby restated as follows:

“Promptly upon receipt of approval by any centralized European regulatory authority for GEM 21S® Growth-Factor Enhanced Matrix in the European Union (the “EU Approval”), BMTI shall use its best efforts to transfer, assign and vest all rights in and to the EU Approval in the Field of Use to Luitpold or its designee if approval results from an application filed and held by BMTI.  (It is understood that the current trademark for the GEM 21S® product pending for approval before the EU authorities is GEMESIS™, and that all references herein to GEM 21S® include reference to GEMESIS™.) Within thirty (30) days of BMTI executing such documents necessary for transfer and assignment of the EU Approval for GEM 21S®, Luitpold shall pay to BMTI Ten Million Dollars ($10,000,000) (“Milestone Payment”) by wire transfer of immediately available funds to an account designated by BMTI in accordance with wire instructions to be provided by BMTI prior to the due date of such payment; provided, however, that Luitpold shall only be responsible for payment of the Milestone Payment to BMTI if BMTI obtains the EU Approval prior to the expiration of BMTI’s right to seek the EU approval and, further provided, that any such approval obtained by BMTI: (1) contains the same dosing as currently approved in the United States and Canada; and :(2) permits Luitpold or its designee or sublicensee to market GEM 21S® , as currently manufactured by Luitpold at its facility and using its manufacturing methods, its ingredients (but including the rhPDGF-BB growth factor supplied by BMTI), and its components, for use in the treatment of periodontal and gingival defects within the Field of Use, as a stand-alone product from BMTI’s orthopedic product(s).

Notwithstanding the foregoing, BMTI shall be deemed to have obtained the EU Approval if BMTI successfully resolves all outstanding approval issues for a European regulatory marketing application for GEM 21S® from any centralized European regulatory authority, except for any quality or manufacturing issues relating solely to Luitpold’s or its designee’s or sublicensee’s quality and/or manufacturing operations (“Constructive Approval”).  Upon a Constructive Approval, BMTI shall be entitled to receive nine-tenths (9/10) of the Milestone Payment from Luitpold, provided that the Constructive Approval is based on a marketing application that covers the same dosing as currently approved in the United States and Canada, and would permit Luitpold or its designee to market GEM 21S® in the Field of Use, as a stand-alone product in the treatment of periodontal and gingival defects following resolution of the outstanding quality or manufacturing deficiencies.  BMTI shall provide to Luitpold written notice of any Constructive Approval, including documentary evidence from the European authority, and the Constructive Approval shall be deemed to have occurred on the date of BMTI’s notice.  BMTI shall reasonably cooperate with Luitpold in filing all documents supplied by Luitpold to address any quality or manufacturing deficiencies.  Luitpold shall pay the nine-tenths (9/10) share of the Milestone Payment to BMTI within thirty (30) days of BMTI’s notice of any Constructive Approval, with the remainder due within thirty (30) days of receipt of the documents from BMTI transferring and assigning the rights of EU approval to Luitpold or its designee.

Luitpold acknowledges and agrees that no representations or warranties, express or implied, are given concerning the approval of GEM 21S® and no assurances can be given that GEM 21S® will receive EU Approval.

2.         The requirement for Luitpold to make a Milestone Payment to BMTI for approval of GEM 21S® shall expire on the earlier of (1) any date prior to March 31, 2011 that BMTI receives a response denying its request to reclassify GEM 21S® as a medical device; or (2) on March 31, 2011 if BMTI has not received a response to its reclassification request; or (3) upon the expiration of eighteen (18) months from the date of any reclassification decision issued on or before March 31, 2011, unless prior to such date it has received a EU Approval or a Constructive Approval.

3.         Except as expressly amended herein, all provisions of the Termination Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 as of the date first above written in duplicate originals.

BIOMIMETIC THERAPEUTICS, INC.

By:  /s/ Samuel Lynch
Name:  Samuel Lynch, D.D.S. D.MSc.
Title:  President and CEO

LUITPOLD PHARMACEUTICALS, INC.

By:  /s/ Mary Jane Helenek
Name:  Mary Jane Helenek, R.Ph., M.S., M.B.A.

Title:  President and CEO